File No. 82-34673

(Summary English Translation)

Annual Report Release for the Fiscal Year ended March 31, 2004 (Consolidated)

April 27, 2004

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Tel.: (03) 5255-1800
Board Meeting Date: April 27, 2004
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2003 through March 31, 2004)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Year ended March 31, 2004	¥238,067 million (2.3%)	¥28,022 million (3.2%)	¥29,293 million (6.0%)
Year ended March 31, 2003	¥232,743 million (-1.6%)	¥27,164 million (-10.5%)	¥27,627 million (-16.2%)

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)	Ratio of Net Profit to Shareholders' Equity	Ratio of Current Profit to Total Assets	Ratio of Current Profit to Sales
Year ended March 31, 2004	¥18,269 million (18.2%)	¥399.44	¥399.42	8.8%	10.0%	12.3%
Year ended March 31, 2003	¥15,459 million (-30.9%)	¥337.26	–	8.1%	9.9%	11.9%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2004: 400 million yen

Year ended March 31, 2003: 167 million yen

2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2004: 44,999,873 shares
   Year ended March 31, 2003: 44,999,900 shares
3. *Changes in accounting treatment: applicable*
4. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2004	¥326,799 million	¥229,331 million	70.2%	¥5,089.72
Year ended March 31, 2003	¥256,798 million	¥185,350 million	72.2%	¥4,112.61

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Year ended March 31, 2004: 44,999,721 shares
Year ended March 31, 2003: 44,999,900 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Year ended March 31, 2004	¥29,312 million	-¥19,143 million	-¥1,508 million	¥96,812 million
Year ended March 31, 2003	¥14,611 million	-¥18,994 million	-¥1,503 million	¥88,760 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 18

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 3

(5) Changes in Object of Consolidation and Application of Equity Method:

Consolidated (New): 2 (Exception): –

Equity Method (New): – (Exception): –

2. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Sales	Operating Profit	Current Profit	Net Profit
Interim	¥115,000 million	¥11,000 million	¥11,200 million	¥6,400 million
Annual	¥250,000 million	¥30,000 million	¥30,300 million	¥17,600 million

(Reference)
Estimated net profit per share (annual): 391.11 yen

(Summary English Translation)

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2004

April 27, 2004

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Board Meeting Date: April 27, 2004
General Meeting of Shareholders: June 23, 2004

Tel.: (03) 5255-1800
Interim Dividends: applicable
Unit Shares: applicable
(100 shares per Unit)

1. Business Results (April 1, 2003 through March 31, 2004)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Year ended March 31, 2004	¥216,122 million (2.2%)	¥19,258 million (-3.9%)	¥20,127 million (-0.9%)
Year ended March 31, 2003	¥211,573 million (-2.6%)	¥20,031 million (-14.5%)	¥20,303 million (-20.4%)

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)	Ratio of Net Profit to Shareholders' Equity	Ratio of Current Profit to Total Assets	Ratio of Current Profit to Sales
Year ended March 31, 2004	¥14,679 million (31.5%)	¥321.70	¥321.68	8.0%	7.4%	9.3%
Year ended March 31, 2003	¥11,165 million (-36.1%)	¥243.97	–	6.6%	7.8%	9.6%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2004: 44,999,873 shares
   Year ended March 31, 2003: 44,999,900 shares
2. *Changes in accounting treatment: applicable*
3. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Profit	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
Year ended March 31, 2004	¥40.00	¥0.00	¥40.00	¥1,799 million	12.3%	0.9%
Year ended March 31, 2003	¥20.00	¥0.00	¥20.00	¥899 million	8.1%	0.5%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2004	¥302,672 million	¥205,045 million	67.7%	¥4,552.08
Year ended March 31, 2003	¥238,948 million	¥163,171 million	68.3%	¥3,621.87

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Year ended March 31, 2004: 44,999,721 shares
   Year ended March 31, 2003: 44,999,900 shares
2. *Total number of treasury stock as of the end of each period:*
   Year ended March 31, 2004: 279 shares
   Year ended March 31 ,2003: 100 shares

2. Forecast of Business Results (April 1, 2004 through March 31, 2005)

	Sales	Operating Profit	Current Profit	Net Profit	Dividends per Share		
					Interim	Annual	
Interim	¥101,000 million	¥6,600 million	¥6,800 million	¥3,700 million	¥20.00	–	–
Annual	¥221,000 million	¥20,300 million	¥20,600 million	¥11,700 million	–	¥20.00	¥40.00

(Reference)
Estimated net profit per share (annual): 260.00 yen

[Translation]

February 20, 2004

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization

Nomura Research Institute, Ltd. (hereinafter referred to as "NRI") has decided to abolish the Economic & Capital Markets Research Headquarter, which specializes in research studies concerning securities investment, and to transfer part of its function concerning research studies on domestic and international economy to the Center for Knowledge Exchange & Creation, effective April 1, 2004.

Economic & Capital Markets Research Headquarter has provided services such as macro-economic research and financial and capital markets research based on consignment of business activities from the Nomura Securities Group. However, we have come to this decision as it became apparent that the Nomura Securities Group intends to operate these business activities in-house.

The Center for Knowledge Exchange & Creation will continue the research studies, proposals to society, etc. as NRI group.

[Contact]

Mr. Izutsu, Mr. Tokushige
Public Relations Division
Tel: 03-5255-1981
E-mail: kouhou@nri.co.jp

[Summary Translation]

March 19, 2004

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization
and Changes in Executive Officers and Employees

Notice is hereby provided that the Company has determined on the captioned matter as follows:

1. Modification of Organization (effective April 1, 2004)

1) Purposes for Modification of Organization

(1) Realization of flexible organizational operation

In this modification of organization, the related divisions will be integrated into sectors in order to respond accurately to rapidly changing markets. This will enable flexible organizational operation for the Company.

(2) Enhancement of solution creativity to realize clients' strategies

In this modification of organization, the organization and functions related to IT infrastructure solutions, such as infrastructure technology, which are diversified company-wide, will be concentrated into one division in order to focus on the expansion of IT infrastructure solutions business. Thus the Company will further improve its navigation and solution businesses, which are advantages of NRI, and contribute to realization of clients' strategies.

(3) Enhancement of client development and partnership with clients

In this modification of organization, Marketing Department will be established in order to promote marketing through company-wide cooperation by

sharing their marketing information, etc. The Company has also reexamined the organization of related headquarters regarding response system to significant clients.

(4) Enhancement of management system of overseas offices in response to globalization

In this modification of organization, the organization control centralized at the international headquarter has been reexamined to place the overseas offices under the related business lines, and regarding management, International Business Administration Office will be established in the head office organization. Thus the Company will further strengthen the linkage between overseas offices and each business lines.

2) Major points of modification

(1) The business divisions will be reorganized into Consulting Sector, Financial & Social System Solution Sector and Service & Industrial System Solution Sector.

(2) Consulting Sector will be composed of five divisions: Consulting Division I, Consulting Division II, Consulting Division III, Social & Public Consulting Division and Business Promotion Division.

(3) Financial & Social System Solution Sector will be composed of one center and seven divisions: Research Center for Financial Technology, Securities Systems Division, Securities System Services Division, Financial Systems Division I, Financial Systems II, Insurance System Services Division, Social Systems Business Division and Business Promotion Division.

(4) Service & Industrial System Solution Sector will be composed of five divisions: Business Innovation Division, Distribution Systems Division, Distribution System Services Division, Industrial Systems Division and Business Promotion Division.

(5) IT Infrastructure Solution Division will be established, which will be composed of five divisions and one office: IT Infrastructure Solution

Promotion Division, Systems Division, Internet Division, Network Business Promotion Division and Planning & Business Administration Office.

(6) Systems Consulting Division and IT Infrastructure Solution Division will be independent divisions, belonging to no sector.

(7) Marketing Department will be established.

(8) Investor Relations Office and International Business Administration Office will be established in the head office organization.

2. Changes in Officers

The names of 4 Directors retiring as of March 31 and a Director retiring in late June, 4 Executive Officers with post taking office as of April 1, 4 new Executive Officers taking office as of April 1, 4 Executive Officers retiring as of March 31, 2 new Executive Fellows taking office as of April 1, a candidate for Corporate Auditor to take office in late June, a Corporate Auditor retiring in late June, a new Advisor taking office as of April 1, an Advisor retiring in late June and 2 new Research Counselors taking office as of April 1 are listed.

3. Relocation of Officers (as of April 1)

The names of 26 Officers and their new and former posts are listed.

4. Responsibilities of Executive Officers (as of April 1)

The names of 28 Executive Officers and their positions in charge are listed.

[Contact]
Mr. Izutsu, Mr. Tokushige
Public Relations Division
Tel: 03-5255-1981
E-mail: kouhou@nri.co.jp

NEWS RELEASE

NRI Revises Dividend Forecasts Upward for the Fiscal Year Ended March 31, 2004

April 27, 2004
Nomura Research Institute, Ltd.

The board of directors of Nomura Research Institute, Ltd. (NRI) resolved today to revise the forecast dividend per share for the fiscal year ended March 31,2004 (39th term) as detailed below.

1.Details of Revision

Dividend per share forecast for the fiscal year ended March 31, 2004

(Unit: Yen)

	1st Half	Fiscal Year	Annual Total
Previous forecast (October 31, 2003)	0.00	20.00	20.00
Revised forecast	0.00	40.00	40.00
Reference: Dividend for previous year (Year ended March 31, 2003)	0.00	20.00	20.00

2.Reason for Revision

NRI maintains that sustained growth in corporate value is the most important return to shareholders. The Company's basic policy on profit distribution is to provide appropriate and stable dividends, taking into consideration the enhancement of internal reserves to ensure long-term business success, as well as profit levels and the status of cash flow. On the basis of these considerations, an end of term dividend of 40 yen per share has been determined for the period as detailed above, and is scheduled for submission for approval to the regular general meeting of shareholders.

Note: Please also see the consolidated results bulletin for the year ended March 31, 2004 and the highlights of the individual financial statements for the year ended March 31, 2004.

[For inquiries, please contact:]
Shin Ueoka, Investor Relations
Tel: +81-3-5255-0442
E-mail: ir@nri.co.jp

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Own Shares

Reports on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) and to the Tokyo Stock Exchange, Inc. on February 4, March 3, April 5 and May 7, 2004. Such reports are available for public inspection through EDINET (Electronic Disclosure for Investors' Network) and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.